Exhibit 99(a)(1)(O)

SCG Financial Acquisition Corp. Announces Extension of Tender Offer

CHICAGO, IL – March 20, 2013 – SCG Financial Acquisition Corp. (NASDAQ:SCGQ) (OTCBB: SCGQU) (OTCBB: SCGQW) (SCG), a special purpose acquisition company, today announced that its previously announced tender offer, as amended, has been extended until 5:00 p.m. Eastern Time on April 3, 2013, unless otherwise terminated or further extended. The tender offer was previously scheduled to expire at 5:00 p.m. Eastern Time on March 26, 2013.

About SCG Financial Acquisition Corp.

SCG Financial Acquisition Corp. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets. SCG was incorporated in Delaware on January 5, 2011. Its securities are quoted on the NASDAQ Capital Market (ticker: SCGQ) and the OTC Bulletin Board (tickers: SCGQU and SCGQW).

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

SCG is in the process of conducting a tender offer (the “Tender Offer”) with respect to all of the issued and outstanding SCG Common Shares, as described in a tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) on Schedule TO, as amended, that SCG has filed with the SEC. Nothing contained herein is an offer to buy or a solicitation of an offer to sell securities. As of March 19, 2013, 294,330 Public Shares have been tendered and not withdrawn.

Contacts

Investor: Michelle Sibley; 312-784-3952; msibley@sachscapitalgroup.com

Media: Shawn Roberts; 415-305-6456; shawn.roberts@tallgrasspr.com